Exhibit 99.3

PERDIGÃO S.A.

CNPJ/MF 01.838.723/0001-27

A Public Company

EXTRACT FROM THE MINUTES OF THE 50th EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: February 4 2009 at 11:00 a.m. at Avenida Escola Politécnica,  760, 2nd Floor in the city and state of São Paulo. QUORUM: The full complement of the Board Members. PRESIDING OFFICIALS: Nildemar Secches, President, and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS ADOPTED: 1) Goodwill on Incorporations: The Chief Executive Officer and the Planning and Control Officer presented to the Board of Directors possible alternative replies in response to Official Letter CVM/SEP/GEA-2Nº 020/2009, which determine that 1st, 2nd and 3rd ITR’s/2008 forms be reworked and resubmitted with respect to the method of accounting and full recognition of goodwill arising from the acquisition and incorporation of Eleva Alimentos S.A., Batávia S. A., Paraíso Agroindustrial S. A., Ava Comércio e Representação Ltda. and Incubatório Paraíso Ltda. The Board resolved to resubmit the information requested, ad referendum of the Shareholders’ Meeting. 2) Proposals for submission to the EGM: The Board resolved, jointly with the Fiscal Council, to approve the submission of the proposals to the Extraordinary General Meeting, to be convened for February 27 2009, for incorporation of the wholly owned subsidiary, Perdigão Agroindustrial S. A. by the Company. 3) Authorization for the rendering of sureties and avals on behalf of Subsidiaries: The Board of Directors resolved to authorize the Board of Executive Officers to render sureties and avals on behalf of the Company’s subsidiaries on the contracting of loans, finance contracts, discount of trade bills and rural promissory notes, rural credit contracts, leasing contracts and other financial operations. This authorization shall be valid from January 1 2009 until December 31 2009. 4) Other internal Company matters. CONCLUSION: These minutes having been read and approved were signed by the participants of the meeting. Nildemar Secches, President; Ney Antonio Flores Schwartz, Secretary; Francisco Ferreira Alexandre; Jaime Hugo Patalano; Luís Carlos Fernandes Afonso; Maurício Novis Botelho; Manoel Cordeiro Silva Filho; Décio da Silva; Rami Naum Goldfajn. (I certify that this is an exact copy of the original minutes transcribed in Register 2 of the Minutes of the Ordinary and Extraordinary Meetings of the Company’s Board of Directors, page 78).

NEY ANTONIO FLORES SCHWARTZ

Secretary